SECURITIES AND EXCHANGE COMMISSION
                           Washington, D.C.   20549






                                   FORM 11-K

                                 ANNUAL REPORT






                       Pursuant to Section 15(d) of the
                        Securities Exchange Act of 1934




                     For the year ended December 31, 1997











                          RELIANCE ELECTRIC COMPANY
                         SAVINGS AND INVESTMENT PLAN



                      ROCKWELL INTERNATIONAL CORPORATION
                        600 Anton Boulevard, Suite 700
                       Costa Mesa, California  92626-7147

                          RELIANCE ELECTRIC COMPANY
                         SAVINGS AND INVESTMENT PLAN

                                     INDEX




                                                           	PAGE NUMBER

FINANCIAL STATEMENTS:

	INDEPENDENT AUDITORS' REPORT						                                1

	STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS,
	  DECEMBER 31, 1997 AND 1996                                    2 - 3

	STATEMENTS OF CHANGES IN NET ASSETS AVAILABLE
	  FOR BENEFITS, FOR THE YEARS ENDED
	  DECEMBER 31, 1997 AND 1996                                    4 - 5

	NOTES TO FINANCIAL STATEMENTS                                   6 - 12

	SCHEDULE OF ASSETS HELD FOR INVESTMENT PURPOSES,
	  DECEMBER 31, 1997                                               13

	SCHEDULE OF REPORTABLE TRANSACTIONS, FOR THE
	  YEAR ENDED DECEMBER 31, 1997                                  14 - 15


SIGNATURES                                                         S-1


EXHIBIT:

	INDEPENDENT AUDITORS' CONSENT                                     S-2

INDEPENDENT AUDITORS' REPORT

To the Reliance Electric Company
  Savings and Investment Plan
  and Participants:

We have audited, by fund and in total, the accompanying financial statements of the Reliance Electric Company Savings and Investment Plan as of
December 31, 1997 and 1996 listed in the accompanying Table of Contents. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, by fund and in total, the net assets available for benefits as of December 31, 1997 and 1996, and the changes in net assets available for benefits for the years then ended in conformity with generally accepted accounting principles.

Our audits were performed for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedules of (1) assets held for investment purposes as of December 31, 1997 and (2) schedule of reportable transactions for the year ended December 31, 1997 are presented for the purpose of additional analysis and are not a required part of the basic financial statements but are supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The supplemental schedules are the responsibility of the Plan's management. Such supplemental schedules have been subjected to the auditing procedures applied in the audit of the basic 1997 financial statements and, in our opinion, are fairly stated in all material respects in relation to the basic financial statements taken as a whole.




Deloitte & Touche, LLP
Pittsburgh, Pennsylvania
June 19, 1998

RELIANCE ELECTRIC COMPANY SAVINGS AND INVESTMENT PLAN

STATEMENT OF NET ASSETS AVAILABLE FOR BENEFITS
YEAR ENDED DECEMBER 31, 1997 (IN THOUSANDS)

                                                       Master Defined
                                            Interest    Contribution  Growth &  Equity   Basic   Exxon    U.S.  Loan
ASSETS:                            Total  Accumulation     Trust (1)   Income    Index   Value   Stock   Gov't  Fund
INVESTMENTS:
  Master Defined
    Contribution Trust           $ 39,005                 $39,005
  Aetna Growth & Income
    Equity Account                 46,372                             $46,372
  Equity Index Fund                48,084                                      $48,084
  Merrill Lynch Basic Value Fund   67,414                                               $67,414
  Exxon Corporation Common Stock   81,616                                                       $81,616
  Bankers Trust Pyramid
    Government Fund                 2,020                                                               $2,020
  Guaranteed Investment
    Contracts                     103,441  $103,441
  Merrill Lynch Retirement
    Preservation Trust             47,349    47,349
  Loans to Participants             7,941                                                                       $7,941
  Short-Term Investments            4,155     1,682                       218       7       438   1,733             77
  Total Investments               447,397   152,472       39,005       46,590  48,091    67,852  83,349  2,020   8,018

RECEIVABLES:
  Contributions Receivable          2,056       500          836          223      222      261             14
  Interest and Dividends
    Receivable                        262       240                         1                 2       8     11
  Total Receivables                 2,318       740          836          224      222      263       8     25       -

TOTAL ASSETS AND NET ASSETS
  AVAILABLE FOR BENEFITS         $449,715  $153,212      $39,841     $46,814  $48,313   $68,115 $83,357 $2,045  $8,018

     See notes to financial statements.
(1)  See Note 6 for additional information regarding the Master Defined Contribution Trust.

 2

RELIANCE ELECTRIC COMPANY SAVINGS AND INVESTMENT PLAN

STATEMENT OF NET ASSETS AVAILABLE FOR BENEFITS
YEAR ENDED DECEMBER 31, 1996 (IN THOUSANDS)

                                        Interest   Rockwell  Rockwell  Growth & Equity  Basic  Exxon   U.S.  Boeing   Boeing  Loan
ASSETS:                        Total  Accumulation  Stock A  Stock B   Income   Index   Value  Stock  Gov't  Stock C  Stock D Fund
INVESTMENTS:
Rockwell International Corp.
  Common Stock                $25,112              $14,740    $10,372
Boeing Common Stock             1,837                                                                          $1,078   $759
Aetna Growth & Income
  Equity Account               31,037                                 $31,037
Equity Index Fund              30,659                                          $30,659
Merrill Lynch Basic Value Fund 52,447                                                  $52,447
Exxon Corporation Common Stock 73,601                                                          $73,601
Bankers Trust Pyramid
Government Fund                 2,314                                                                  $2,314
Guaranteed Investment
  Contracts                    93,291  $ 93,291
Merrill Lynch Retirement
  Preservation Trust           53,637    53,637
Loans to Participants           6,844                                                                                         $6,844
Short-Term Investments         26,630    25,406         38        63       90      140     390     254     45                    204
Total Investments             397,409   172,334     14,778    10,435   31,127   30,799  52,837  73,855  2,359  1,078    759    7,048

RECEIVABLES:
Contributions Receivable        1,759       542        566       110      165      138     223             15
Interest and Dividends
  Receivable                       17        12                                      1       1       2                             1
Total Receivables               1,776       554        566       110      165      139     224       2     15      -      -        1
TOTAL ASSETS AND NET ASSETS
AVAILABLE FOR BENEFITS       $399,185  $172,888    $15,344   $10,545  $31,292  $30,938 $53,061 $73,857 $2,374 $1,078   $759   $7,049
See notes to financial statements.


RELIANCE ELECTRIC COMPANY SAVINGS AND INVESTMENT PLAN

STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS
YEAR ENDED DECEMBER 31, 1997 (IN THOUSANDS)
                                                       Master Defined
                                           Interest      Contribution     Growth & Equity    Basic    Exxon     U.S.    Loan
INCOME:                          Total   Accumulation       Trust (1)     Income    Index    Value    Stock    Gov't    Fund
Contributions:
    Employer                    $ 9,002                    $ 9,002
    Participants                 18,077    $ 7,181           1,959        $  2,691  $ 2,620 $ 3,429           $   197
       Total contributions       27,079      7,181          10,961           2,691    2,620   3,429               197
Earnings from Investments:
    Net (loss)from Master
      Defined Contribution Trust   (685)                      (685)
    Interest                      7,159      6,965                               9        5      15  $      9     150   $    6
    Dividends                     3,057                                                       1,326     1,731
    Net appreciation
     (depreciation) in fair
      value of investments       56,620      3,973                           9,756   10,920  13,778    18,193
      Total earnings (loss)
        From investments         66,151     10,938            (685)          9,765   10,925  15,119    19,933     150        6

       Total income              93,230     18,119          10,276          12,456   13,545  18,548    19,933     347        6
EXPENSES:
  Distributions for withdrawals
    and terminations             42,607     19,325           1,822          3,576     2,225   6,584     8,647     428        -
  Administrative Expenses            93         51                                       36                         6        -
    Total expenses               42,700     19,376           1,822          3,576     2,261   6,584     8,647     434        -

NET INCOME (LOSS)                50,530     (1,257)          8,454          8,880    11,284  11,964    11,286     (87)       6

TRANSFERS:
  Loans to participants               -     (3,307)            (69)          (420)      (94)   (389)     (195)    (21)   4,495
  Loan repayments                     -      1,825             192            403       340     609         -      29   (3,398)
  Interfund transfers                 -    (16,937)          3,538          6,659     5,845   2,870    (1,591)   (250)    (134)
    Total transfers                   -    (18,419)          3,661          6,642     6,091   3,090    (1,786)   (242)     963

  NET INCREASE (DECREASE)         50,530   (19,676)         12,115         15,522    17,375  15,054     9,500    (329)     969

NET ASSETS AVAILABLE FOR
  BENEFITS, BEGINNING OF YEAR    399,185   172,888          27,726         31,292    30,938  53,061    73,857   2,374    7,049

NET ASSETS AVAILABLE FOR
  BENEFITS, END OF YEAR         $449,715  $153,212         $39,841        $46,814   $48,313 $68,115   $83,357  $2,045  $ 8,018
     See notes to financial statements.
(1)  See Note 6 for additional information regarding the Master Defined Contribution Trust.



RELIANCE ELECTRIC COMPANY SAVINGS AND INVESTMENT PLAN

STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS
YEAR ENDED DECEMBER 31, 1996 (IN THOUSANDS)

                                     Interest   Rockwell  Rockwell Growth &  Equity  Basic   Exxon     U.S.  Boeing   Boeing  Loan
INCOME:                    Total   Accumulation  Stock A  Stock B   Income   Index   Value   Stock    Gov't  Stock C  Stock D Fund
Contributions:
Employer                 $ 7,931                $ 7,931
Participants              17,416    $ 7,932         (16)  $ 1,511  $2,227   $2,025 $ 3,508          $  229
   Total contributions    25,347      7,932       7,915     1,511   2,227    2,025   3,508             229

Earnings from Investments:
Interest                  11,446     11,018          12         7      10        7      14 $    15     134                  $  229
Dividends                  6,323                    196       145                    3,534   2,448
Net appreciation
  (depreciation) in fair
   value of investments   33,085        (42)      2,182     1,537   5,878    5,341   4,259  13,451          $  110    $ 78     291
   Total earnings from
     investments          50,854     10,976       2,390     1,689   5,888    5,348   7,807  15,914     134     110      78     520

    Total income          76,201     18,908      10,305     3,200   8,115    7,373  11,315  15,914     363     110      78     520

EXPENSES:
Distributions for withdrawals
and terminations          33,622     21,859         439       173   1,898    1,155   2,619   5,210     269
Other                        129        103                                     22                       4
  Total expenses          33,751     21,962         439       173   1,898    1,177   2,619   5,210     273

NET INCOME (LOSS)         42,450     (3,054)      9,866     3,027   6,217    6,196   8,696  10,704      90     110      78     520

TRANSFERS:
Loans to participants          -     (2,124)                   (8)   (244)     (31)   (219)   (172)    (28)                  2,826
Loan repayments                -      1,660                   205     263      208     457              34                  (2,827)
Interfund transfers            -    (11,385)        868     3,795   1,873    4,087     752  (1,562)    (77)    968     681
  Total transfers              -    (11,849)        868     3,992   1,892    4,264     990  (1,734)    (71)    968     681      (1)

NET INCREASE (DECREASE)    42,450    (14,903)     10,734     7,019   8,109   10,460   9,686   8,970      19   1,078     759     519

NET ASSETS AVAILABLE FOR
BENEFITS, BEGINNING
  OF YEAR                 356,735    187,791       4,610     3,526  23,183   20,478  43,375  64,887   2,355      -      -     6,530

NET ASSETS AVAILABLE FOR
BENEFITS, END OF YEAR    $399,185   $172,888    $ 15,344   $10,545 $31,292  $30,938 $53,061 $73,857  $2,374  $1,078    $759  $7,049

See notes to financial statements.


RELIANCE ELECTRIC COMPANY SAVINGS AND INVESTMENT PLAN
NOTES TO FINANCIAL STATEMENTS
YEARS ENDED DECEMBER 31, 1997 AND 1996

1. DESCRIPTION OF THE PLAN

 	The following general description of the Reliance Electric Company Savings and Investment Plan (the "Plan") is provided for general information purposes only. Participants should refer to the Plan document for complete information.

a. The Plan is a defined contribution plan administered by Reliance Electric Company (the "Company"). The Company is a wholly-owned subsidiary of Allen-Bradley, Inc., which is a wholly-owned subsidiary of Rockwell International Corporation ("Rockwell"). During May 1996, the Plan changed its trustee to Wells Fargo, N.A. Prior to that date, the assets of the Plan were maintained by Society Bank. In 1997, the following investments of the plan (described below) were transferred into the Rockwell International Corporation Master Defined Contribution Trust: Rockwell Stock Funds A and B and Boeing Stock Funds C and D.

b. Eligibility - All employees of the Company and its eligible subsidiaries in the United States who have completed 30 days of service and are not covered by a collective bargaining agreement (unless that collective bargaining agreement expressly provides for the employees' eligibility) are eligible to participate in the Plan. Eligible employees can elect to participate in the Plan at the beginning of any month following their eligibility date.

c. Vesting - Employee contributions are fully vested. Employer matching contributions are vested after the participant has completed three years of service. Any employer matching contributions which are forfeited are applied to reduce future
Company contributions. During 1997 employer matching contributions were reduced by approximately $95,000 from forfeited non-vested accounts.

d. Contributions - Eligible employees may elect to contribute from 1% to 16% of their pre-tax compensation including wages, bonuses and commissions into the Plan up to $9,500 in 1997 and 1996.
Participants who have completed one year of service are eligible to receive matching company contributions. The Company matching contribution ranges from 50% to 100% of participant contributions, provided that such amounts shall not exceed an amount equal to 6% of a participant's compensation, based on a formula measuring the growth of Rockwell Automation sales. The Company matching contribution is in the form of Rockwell International Corporation ("Rockwell") Common Stock. Plan participants can elect to have their contributions invested in 5% increments in the different investment funds available.

e. Investments - Excluding the Exxon, Meritor and Boeing stock funds (which are closed to new contributions), a participant may direct contributions to any of the following investment options:

i) Interest Accumulation Fund - Investments in contracts with insurance or other financial institutions that provide for return of principal plus a rate of return on the investment.

ii) Rockwell Stock Funds A & B - These funds consist exclusively of shares of Common Stock of Rockwell International
Corporation.

iii) Aetna Growth and Income Equity Account - A pooled fund investing primarily in the Aetna Variable fund, a registered mutual fund. This fund is invested in a wide variety of preferred and common stocks and interest-producing securities.

iv) Equity Index Fund - A mutual fund managed by the Bankers
Trust Company of New York investing in stocks intended to approximate the overall performance of the Standard and Poor's 500 Composite Stock Index ("S&P 500 Index").

v) Merrill Lynch Basic Value Fund - A mutual fund whose investments are primarily in common stock of established companies that are selected with an objective of long-term growth through capital appreciation and income.

vi) Exxon Stock Fund - This fund consists exclusively of shares of common stock of the Exxon Corporation. Exxon's Stock is traded on the New York Stock Exchange. The Exxon Stock Fund has been closed to new contributions and transfers since
1986. Quarterly dividends paid by Exxon are reinvested in additional shares of Exxon stock by the Plan Trustee.

vii) U.S. Government Fund - This fund consists of securities backed by the United States Government and its agencies.

viii) Boeing Stock Funds C and D - These funds consist exclusively of shares of common stock of The Boeing Company. See Note 7 for additional information.

ix) Meritor Stock Funds E and F - These funds consist exclusively of shares of common stock of Meritor Automotive, Inc. See Note 7 for additional information.

f. Short-term Investments - The Trustee makes short-term investments of available cash until amounts are invested or disbursed in accordance with Plan participant elections.

g. Participant Accounts - A separate account is maintained for each participant in the Plan, reflecting contributions, investments, investment gains and losses, distributions, loans, withdrawals and transfers.

h. Plan Withdrawals and Distributions - Active participants may withdraw certain amounts from their accounts up to their entire vested interest when they attain the age of 59-1/2, or if they qualify for financial hardship. Participant vested amounts are payable upon retirement, death, or other termination of employment. Benefit claims payable for participants who have withdrawn from the Plan at both December 31, 1997 and 1996 amounted to $4.0 million.

i. Plan Termination - Although the Company has not expressed any intent to terminate the Plan, it reserves the right to do so at any time. In the event of termination, the interests of each participant with respect to Company contributions will vest immediately and be nonforfeitable.

j. Participant Loans - A participant may obtain a loan in an amount as defined in the Plan (not less than $1,000 and not greater than $50,000 or 50% of the participant's account balance) from the balance of the participant's account. Interest is charged at a rate equal to the prime rate plus 1%. The loans can be repaid through payroll deductions over periods ranging from 12 to 56 months or up to 120 months for the purchase of a primary residence, or they can be repaid in full after a minimum of 12 months. Payments of principal and interest are credited to the participant's account. Participants may have only one outstanding loan at a time.

2. SIGNIFICANT ACCOUNTING POLICIES

a. Investment Valuation - Investments in securities and short-term investments are stated at fair value as measured by readily available market prices; investments in contracts with insurance companies, included in general accounts, are stated at contract value. According to the provisions of AICPA Statement of Position 94-4 ("SOP"), "Reporting of Investment Contracts Held by Health and Welfare Benefit Plans and Defined Contribution Plans", the guaranteed investment contracts are deemed to be fully benefit responsive; as such the contracts are presented at contract value on the face of the financial statements. The fair value of the Guaranteed Investment Contracts as of December 31, 1997 and 1996 is approximately $103.4 and $91.6 million, respectively. The crediting interest rates for the contracts ranged from 5.71% to 6.33% at December 31, 1997 and 5.71% to 7.75% at
December 31, 1996. Mutual fund investments are valued at net asset value at which shares of the fund may be purchased or redeemed.

b. Security Transactions and Investment Income - Purchase and sales of securities are reported on a trade date basis. Dividend income is recorded on the ex-dividend date and interest income is recorded on the accrual basis.

c. Plan Expenses - Asset management fees charged by the Growth and Income Fund, Equity Index Fund, Interest Accumulation Fund, and
U.S. Government Fund are paid by the Plan. All other administrative expenses of the Plan are paid by the Company.

d. Use of Estimates - The preparation of financial statements in conformity with generally accepted accounting principles requires Plan management to make estimates and assumptions that affect the reported amounts of net assets available for benefits and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of additions and deductions to the Plan's net assets available for benefits during the reporting period. Actual results could differ from those estimates.


3. INVESTMENTS EXCEEDING 5% OF NET ASSETS

 	The Plan's investments which exceeded 5% of net assets available for benefits as of December 31, 1997 and 1996 are as follows (dollars in thousands):

         Description of Investment                         1997       1996

 Guaranteed Investment Contracts:
   John Hancock (#9659)                            $24,572
   Metropolitan Life Insurance Company (#14038)          -     $27,483
   Bankers Trust Pyramid Guaranteed Investment
     Fund                                           45,851      52,302
 Merrill Lynch Retirement Preservation Trust        47,349      53,637
 Exxon Common Stock                                 81,616      73,601
 Bankers Trust Equity Index Fund                    48,084      30,659
 Aetna Growth & Income Equity Account               46,372      31,037
 Merrill Lynch Basic Value Fund                     67,414      52,447
 Rockwell International Corporation Common Stock         -      25,112
 Stagecoach Treasury Money Market Fund                   -      26,630


4. TAX STATUS

 	The Plan obtained its latest determination letter in 1995, in which the Internal Revenue Service stated that the Plan, as then designed, was in compliance with the applicable requirements of the Internal Revenue
Code. The Plan has been amended since receiving the determination letter. The Company believes that the Plan currently is designed and being operated in compliance with the applicable requirements of the Internal Revenue Code and that, therefore the Plan continues to qualify under Section 401(a) and the related trust continues to be tax-exempt as of December 31, 1997. Therefore, no provision for income taxes has been included in the Plan's financial statements.

5. UNITS OF PARTICIPATION

                                        December 31             December 31
                                            1997                    1996
                                      Number      Unit        Number      Unit
 Investment Program            of Units    Value       of Units    Value

 Interest Accumulation
   Fund                       14,936,131  $10.22     146,928,000  $  1.00
 Exxon Stock Fund              8,279,064   10.07         751,032    98.00
 Rockwell Stock Fund              (1)                    412,515    60.88
 Boeing Stock Fund                (1)                     34,500    53.25
 Meritor Stock Fund               (1)                          -        -

      (1) These funds are now included within the Master Defined Contribution Trust.

6. MASTER DEFINED CONTRIBUTION TRUST

At December 31, 1997, some of the Plan's investment assets are held in a Master Defined Contribution Trust, (Master Trust) account at Wells Fargo, N.A. Use of the Master Trust permits the commingling of the trust assets of a number of benefit plans of Rockwell and its subsidiaries for investment and administrative purposes. Although assets are commingled in the Master Trust, Wells Fargo, N.A. maintains supporting records for the purpose of allocating the net gain of the investment accounts to the various participating trusts.

The investment accounts of the Master Trust are valued at fair value at the end of each day. The net gain of the accounts for each day is allocated by the trustee to each participating trust based on the relationship of the interest of each trust to the total of the interests of all participating trusts.

The Master Trust investments are valued at fair value. If available, quoted market prices are used to value investments. In instances wherein quoted market prices are not available, the fair value of investments is estimated primarily by independent investment brokerage firms and insurance companies. The funds held by the Master Trust for the Plan include the Rockwell, Meritor and Boeing stock funds. For purposes of presentation in the Statement of Changes in Net Assets Available for Benefits for the year ended December 31, 1997, the Master Trust column includes at the beginning balance,the aggregate balances of the Rockwell and Boeing stock funds as of December 31, 1996. The Rockwell, Boeing and Meritor Stock Funds were transferred to the Master Trust during September 1997.

The net assets of the Master Trust at December 31, 1997 are summarized as follows:

                                                        1997
     Assets:
       Cash and equivalents                       $  151,789,487
       U.S. Government securities                     52,855,764
       Corporate bonds and debentures                 16,296,122
       Corporate stocks                            3,225,666,216
       Guaranteed investment contracts               446,246,073
       Accrued income                                  2,117,905
         Total assets and net assets
           Available for benefits                 $3,894,971,567

The net investment gain of the Master Defined Contribution Trust for the year ended December 31, 1997 is summarized as follows:

                                                        1997

     Interest                                   $   36,452,298
     Dividends                                      22,897,520
     Net appreciation (depreciation):
       U.S. Government securities                     (412,594)
       Corporate bonds and debentures                  301,248
       Common and preferred stocks                 (54,950,172)
          Total investment gain                 $    4,288,300

The Plan's interest in the total Master Defined Contribution Trust as a percentage of net assets of the Master Defined Contribution Trust was 1% at December 31, 1997.

The amounts appearing in the Statement of Changes in Net Assets
Available for Benefits for the year ended December 31, 1997, for the Master Defined Contribution Trust include the following activity that occurred prior to the transfer of the funds to the trust:

                            Rockwell    Rockwell   Boeing       Boeing
                            Stock A     Stock B    Stock C      Stock D

     Interest and
       Dividends          $  266,121  $  172,367  $    8,282  $   5,758
     Net Appreciation
       (Depreciation) in
       fair value of
       investments            90,911      60,327    (724,606)  (502,549)
     Contributions         5,905,625   1,229,480           -          -
     Distributions           708,709     564,301      26,444     15,225

7. CHANGES IN THE PLAN

 	On December 6, 1996, Rockwell divested its former Aerospace and Defense businesses to Boeing by means of a merger in which the Company's predecessor corporation became a wholly-owned subsidiary of Boeing. As a result of this transaction, participants of the Plan received .042 shares of Boeing Common Stock for each share of Rockwell Common Stock which they held as of the transaction date. Also effective December 6, 1996, Boeing Stock Funds C and D representing Company matching and participant contribution accounts, respectively, were added to the Plan to hold shares of Boeing Common Stock.

 	On September 30, 1997, Rockwell spun-off its Automotive business into an independent, separately traded, publicly held company, Meritor
Automotive, Inc. (Meritor) and distributed all of the outstanding shares of common stock of Meritor to holders of Rockwell Common Stock. As a result of this transaction, participants of the Plan received one share of Meritor Common Stock for every three shares of Rockwell Common Stock which they held as of the transaction date. Also effective September
30, 1997, Meritor Stock Funds E and F, consisting of Meritor Common
Stock, have been added to the Plan and are included as part of the Master Defined Contribution Trust.

RELIANCE ELECTRIC COMPANY SAVINGS AND INVESTMENT PLAN

ITEM 27a - SCHEDULE OF ASSETS HELD FOR INVESTMENT PURPOSES
DECEMBER 31, 1997 (IN THOUSANDS)
         COLUMN B                                  COLUMN C                                     COLUMN D       COLUMN E
    Identify of issue,                      Description of investment,
    borrower, lessor                   including collateral, rate of interest,                                 Current
    or similar party                    maturity date, par or maturity value                     Cost           Value

*   Wells Fargo, N.A.               Master Defined Contribution Trust                          $ 35,744       $ 39,005
                                    John Hancock GA #9659                                        24,572         24,572
*   Wells Fargo, N.A.               Prudential Insurance Company  GA 7973-212                    11,736         11,736
                                    Metropolitan Life Insurance Company GAC #24725               21,282         21,282

                                      Total Investment Contracts                               $ 57,590       $ 57,590

*   Wells Fargo, N.A.               Bankers Trust Pyramid Guaranteed Investment Fund           $ 45,851       $ 45,851
                                    Merrill Lynch Retirement Preservation Trust                  47,349         47,349
                                    Bankers Trust Pyramid Government Fund                         2,020          2,020

                                      Total Investments in Fixed Income Trusts                 $ 95,220       $ 95,220

*   Wells Fargo, N.A.               Exxon, 1,333,860 shares                                    $ 24,226       $ 81,616

                                      Total Common Stocks                                      $ 24,226       $ 81,616

*   Wells Fargo, N.A.               Bankers Trust Equity Index Fund                            $ 26,053       $ 48,084
                                    Aetna Growth & Income Equity Account                         32,656         46,372
                                    Merrill Lynch Basic Value Fund                               45,779         67,414

                                      Total Mutual/Equity Funds                                $104,488       $161,870

*   Wells Fargo, N.A.               Short-Term Income Fund                                     $  4,155       $  4,155

*   Participants                   *Loans to participants 7% - 12%, maturities
                                    ranging from 12 to 120 months                              $  7,941       $  7,941

                                      Total Investments - All Funds                            $329,364       $447,397

*  Party-in-interest

13

RELIANCE ELECTRIC COMPANY SAVINGS AND INVESTMENT PLAN

ITEM 27d - SCHEDULE OF REPORTABLE TRANSACTIONS
DECEMBER 31, 1997 (IN THOUSANDS)


REPORTABLE TRANSACTIONS FOR THE YEAR ENDED DECEMBER 31, 1997 REPRESENT SINGLE TRANSACTIONS WHICH EXCEED 5% OF ASSETS
AVAILABLE FOR PLAN BENEFITS AT THE BEGINNING OF THE YEAR
         Column A              Column B        Column C      Column D      Column G        Column H        Column I

                                                                                        Current Value
       Identity of            Description      Purchase       Selling       Cost of      of Asset on          Net
     Party Involved            of Asset          Price         Price         Asset     Transaction date   Gain/(Loss)
  Wells Fargo, N.A.
  Stagecoach Treasury        Money Market
    Money Market Fund          Fund #249        $     -       $22,819       $22,819      $22,819            $    -

  Metropolitan Life
    Insurance                GAC 24725           22,819             -        22,819       22,819                 -





14


RELIANCE ELECTRIC COMPANY SAVINGS AND INVESTMENT PLAN

<TABLE)
ITEM 27d - SCHEDULE OF REPORTABLE TRANSACTIONS
DECEMBER 31, 1997 (IN THOUSANDS)
REPORTABLE TRANSACTIONS FOR THE YEAR ENDED DECEMBER 31, 1997 REPRESENT SERIES OF TRANSACTIONS INVOLVING ONE SERIES
WHICH EXCEEDS 5% OF ASSETS AVAILABLE FOR PLAN BENEFITS AT THE BEGINNING OF THE YEAR

         Column A              Column B       Column C       Column D      Column G       Column H         Column I

                                                                                        Current Value
       Identity of            Description     Purchase        Selling       Cost of      of Asset on        Net
     Party Involved            of Asset         Price          Price         Asset     Transaction date   Gain/(Loss)
  Metropolitan Life
    Insurance                  GAC 24725       $28,323                    $ 28,323         $ 28,323         $    -

  Wells Fargo, N.A.            Short-Term
  Short-Term Income Fund         Investments    39,517                      39,517          39,517               -

  Wells Fargo, N.A.
  Stagecoach Treasury          Short-Term
    Money Market                 Investments                 $254,366      254,366         254,366

15

                                 SIGNATURES



Pursuant to the requirements of the Securities Exchange Act of 1934, the Plan Administrator has duly caused this annual report to be signed by the undersigned, hereunto duly authorized.



                                                    RELIANCE ELECTRIC COMPANY
                                                   SAVINGS AND INVESTMENT PLAN



                                                   By   Alfred J. Spigarelli
                                                        Alfred J. Spigarelli
                                                         Plan Administrator



Date: June 25, 1998



























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

INDEPENDENT AUDITORS' CONSENT


We consent to the incorporation by reference in Registration Statement
No. 333-17031 of Rockwell International Corporation on Form S-8, and the Prospectus dated November 27, 1996, with respect to the Securities covered thereby, of our report dated June 19, 1998, appearing in this Annual Report on Form 11-K of the Reliance Electric Company Savings and Investment Plan for the year ended December 31, 1997.




Deloitte & Touche LLP
Pittsburgh, Pennsylvania
June 25, 1998


































S-2